15046959

SEC Mail Processing Section

FEB 27 2015

Washington DC 408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atel Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 9th Floor
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Samuel Schussler (415) 616-3404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 900 (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/4

3/4/15

OATH OR AFFIRMATION

I, Samuel Schussler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATEL Securities Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and Chief Accounting Officer
Title

see attached Acknowledgement
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Management Statement regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
- ☐ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGEMENT

State of California
County of San Francisco

On February 25, 2015 before me, Adrianne G. Paulsen, Notary Public personally appeared Samuel Schussler who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ADRIANNE G. PAULSEN
Commission # 1966173
Notary Public - California
San Francisco County
My Comm. Expires Jan 9, 2016

Signature ______________________ (Seal)

Report of Independent Registered Public Accounting Firm and Statement of Financial Condition for

ATEL Securities Corporation

December 31, 2014

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

CONTENTS

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ATEL Securities Corporation

We have audited the accompanying financial statement of ATEL Securities Corporation (the "Company"), which comprises the statement of financial condition as of December 31, 2014, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ATEL Securities Corporation as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
February 25, 2015

 Praxity

ASSETS

Cash and cash equivalents	$	302,189
Due from parent and affiliate		53,839
Other assets		3,261
Total assets	$	359,289

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts payable – trade	$	14,017
Commissions payable – third parties		48,252
Accrued liabilities		29,425
Total liabilities		91,694
Shareholder's equity		
Common stock, no par:100,000 shares authorized 10,000 shares issued and outstanding		20,000
Additional paid-in capital		390,233
Retained earnings (accumulated deficit)		(142,638)
Total shareholder's equity		267,595
Total liabilities and shareholder's equity	$	359,289

See accompanying notes to financial statement.

NOTE 1 – ORGANIZATION

ATEL Securities Corporation (the Company) was incorporated under the laws of the State of California on November 26, 1985. In February 1986, the Company was registered as a securities broker/dealer for the purpose of selling units in affiliated Funds of ATEL Capital Group and Affiliates (ATEL). The Company is a wholly owned subsidiary of ATEL Financial Services, LLC (the Parent). The financial position of the Company would be significantly different if the Company were autonomous.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The Company has evaluated all events subsequent to the statement of financial condition date of December 31, 2014, through February 25, 2015, which is the date these financial statements were issued, and has determined there are no subsequent events that require disclosure or recognition in these financial statements.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commission Revenue and Expense - Commission revenue is recognized after minimum funding levels are achieved as the offerer accepts each subscription for interests in affiliated Fund units. Commission expenses, which the Company remits to third-party broker/dealers, are recognized when the corresponding commission income is recognized. Certain broker dealers chose to accept a portion of their commission payments in affiliated Fund units rather than in cash. Such settlements amounted to $154,236 for the year ended December 31, 2014, and are included as a component of commissions to third parties.

Cash and Cash Equivalents - Cash and cash equivalents include cash in bank accounts and cash equivalent investments with original maturities of 90 days or less.

Income Taxes - As a Sub Chapter S Corporation, the December 31, 2014 net income (loss) of the Company is allocated to the shareholder for recognition of income tax liability or benefit.

The Company applies the Topic of the Financial Accounting Standards Board Accounting Standards Codification relating to accounting for uncertain tax positions. The income taxes Topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the Topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

For the December 31, 2014 financial statements, the Company has no uncertain tax positions based on the criteria established under the income taxes Topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

NOTE 3 – CAPITAL REQUIREMENT

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, equivalent to the greater of $5,000 or 6-2/3% of total aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital at December 31, 2014 was $205,495, which exceeded minimum net capital requirements by $196,326. The ratio of aggregate indebtedness to net capital was approximately .44 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The securities business of the Company is limited to acting as a broker for the sale of units of affiliated Funds sponsored by ATEL. The Company receives all of its commission income, which is all of the Company's revenue, from these affiliated Funds. For the year ended December 31, 2014, the Company earned commissions of $2,378,057 relating to unit sales of affiliated Funds units (or shares). Such unit sales approximated $26,423,000 and 2,642,300 units (or shares). In addition, the Company is reimbursed by affiliated partnerships for organizing and managing the group of broker-dealers selling the partnerships' units. During the year ended December 31, 2014, the Company was reimbursed $1,267,345 for these services, which principally consist of payroll costs incurred on behalf of the Funds.

During the year ended December 31, 2014, the Company made or collected short-term advances to/from the Parent or affiliates for working capital purposes. As of December 31, 2014, the outstanding advances amounted to $53,839 due from the Parent and an affiliate.

NOTE 5 – REGULATORY REQUIREMENTS

In management's opinion, the Company is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2014, because it does not hold customer funds or securities.